Exhibit 3.1

AMENDMENT NO. 1 TO
EIGHTH AMENDED AND RESTATED BYLAWS OF
MVC CAPITAL, INC.

(Effective April 30, 2019)

The first paragraph of Section 3.1 of Article 3 of the Bylaws is hereby amended and restated as follows:

3.1 Number; Election; Tenure and Qualifications. The board of directors of the corporation shall consist of not less than three (3) members nor more than ten (10) members. The Board shall be comprised of one class of directors. Each director shall hold office until the next annual meeting of stockholders after his/her election.